Exhibit 99(d)(12)(a)
FIRST AMENDMENT TO SUB-ADVISORY AGREEMENT
     This Amendment is made as of September 1, 2009, between Janus Capital Management LLC, a Delaware limited liability company (the “Sub-Adviser”), and Ohio National Investments, Inc., an Ohio corporation (the “Adviser “).
BACKGROUND
     A. Sub-Adviser and Adviser are parties to a Sub-Advisory Agreement dated November 1, 2005, (the “Agreement”).
     B. The parties wish to amend the Agreement as set forth below.
AMENDMENT
     For good and valuable consideration, the receipt of which is acknowledged, the parties agree as follows:
     1. Effective September 1, 2009, the first sentence of Section 4 of the Agreement shall be deleted and replaced with the following:
“In consideration of the Sub-Adviser’s services to the Fund hereunder, the Sub-Adviser shall be entitled to a sub-advisory fee, payable monthly, at the annual rate of (a) 0.60% of the first one hundred fifty million dollars ($150,000,000) of the average daily net assets of the Portfolio during the month preceding each payment and 0.50% of the average daily net assets of the Portfolio in excess of one hundred fifty million dollars ($150,000,000) during the month preceding each payment (the “Sub-Advisory Fee”).
     2. The Agreement, as supplemented by this Amendment, is ratified and confirmed.
     3. This Amendment may be executed in two or more counterparts, which together shall constitute one instrument.

JANUS CAPITAL MANAGEMENT LLC	OHIO NATIONAL INVESTMENTS, INC.

By:	By:

Name:	Name:

Title:	Title: